Exhibit 19.2
NAVITAS SEMICONDUCTOR CORPORATION

POLICY AND PROCEDURES FOR
GRANTING OF EQUITY-BASED AWARDS

Purpose
The purpose of this Policy and Procedures for Granting of Equity-Based Awards (this “Policy”) is to create a framework for a consistent process for granting equity-based awards. The board of directors (the “Board”) of Navitas Semiconductor Corporation (the “Company”) has adopted this Policy to ensure the integrity and efficiency of the Company’s award process.
General
This Policy shall be followed in connection with all issuances of equity-based awards by the Company to officers, employees and consultants under the Company’s equity plans, including but not limited to the Navitas Semiconductor Corporation 2021 Equity Incentive Plan (the “2021 Plan”). Capitalized terms used and not otherwise defined in this Policy have the meanings given in the 2021 Plan. Equity-based awards include any compensatory award issued or granted in the form of the Company’s common stock or a derivative thereof, including, but not limited to, stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units. It is the intent of the Company that no equity-based awards shall be backdated, nor shall the timing of the public release of material information or of an equity-based award be manipulated with the intent of benefiting an award recipient. All equity-based awards will be made in accordance with applicable laws, the charter of the compensation committee of the Board (the “Compensation Committee”) and applicable equity plan documents. This Policy may be amended at any time by the Board.
It is the intent of this Policy that, except as otherwise provided below, awards be made during open trading windows, consistent with the Company’s Insider Trading Policy, to minimize the risk of grant decisions being made while any employee or member of the Board is in possession of material, non-public information.
Authority to Grant Awards
The Board has determined that the Compensation Committee is best qualified to review and approve grants of equity-based awards and policies governing the approval of such awards. Accordingly, all equity-based awards granted by the Company shall either be (a) approved by the Compensation Committee or (b) approved by the Chief Executive Officer (the “CEO”) or, if authorized by the CEO, the direct report to the CEO responsible for human resources (“HR VP”) or the senior manager for human resources (“HR Director”), in either case pursuant to a written delegation of authority by the Compensation Committee which sets out the specific limits of such delegation, and provided that any such delegation of authority shall not delegate authority to grant awards to Directors, Officers or employees whose compensation is otherwise subject to approval by the Board or the Compensation Committee.. Awards granted pursuant to such written delegation of authority will not be subject to ratification or approval by the Compensation Committee. However, management shall provide a summary report, in a format satisfactory to the Compensation Committee, of all awards granted pursuant to such delegation to the Compensation Committee at the next committee meeting following the applicable grant dates.
Annual Grants
Annual grants of equity-based awards to eligible officers, employees and consultants shall be made on the second business day following the Company’s release of earnings for the previously completed fiscal year or such later date or dates determined or authorized by the Board or Compensation Committee. Such awards shall be approved in aggregate by the Compensation Committee in advance of the grant date, provided that awards to Directors, Officers, and others whose compensation is subject to approval by the Board or Compensation Committee, shall be individually approved. In advance of the Compensation Committee meeting at which such grants are subject to approval, management shall provide the Compensation Committee with a list of grants to be considered, including each recipient’s name, the amount and nature of the recommended award and the vesting schedule, provided that, as to annual awards to recipients that the CEO may approve pursuant to delegated authority, the list of grants may be aggregated based on the rank of participants or otherwise organized in such manner as the Compensation Committee may approve.
The Board or the Compensation Committee may change the annual grant date for any particular year if the Company is in possession of material non-public information or if the Board or Compensation Committee otherwise determines that making grants on such date would not be in the Company’s best interest.
New-Hire, Promotions and Other Grants
Grants of equity-based awards to new hires or for promotions, retention or purposes other than annual or other broad-based Company-wide grants shall be approved at regularly scheduled meetings of the Compensation Committee or by the CEO, HR VP or HR Manager pursuant and subject to the delegated authority described above.
In advance of each meeting of the Compensation Committee at which grants of equity awards are subject to approval by the Compensation Committee, management shall provide the Compensation Committee with a list of those individuals for whom management or the Board recommends an award, the amount and nature of the recommended award, vesting schedule and the reason or basis for the award (for example, new-hire grants, merit awards, transaction-related awards), provided that, as to awards that the CEO, HR VP or HR Manager may approve pursuant to delegated authority, the list may be aggregated based on the rank of participants or otherwise organized in such format as the Compensation Committee may approve.
No additional grants from those included on such list of equity-based awards shall be made once the list has been approved by the Compensation Committee, except for awards that the CEO, HR VP or HR Manager may approve pursuant to delegated authority.
Grant Date of Awards
The grant date of an annual award shall be the date on which the Compensation Committee approves the award grants unless a subsequent date is specified by the Compensation Committee or in the terms of the award.
Under no circumstances shall a grant date be selected which precedes the date of approval by the Compensation Committee, CEO, HR VP or HR Manager, as applicable.
Sell-to-Cover Authorizations for RSUs
In cases where the vesting and settlement of RSU awards results in a taxable event to the Participant, and the corresponding vesting date occurs during a scheduled trading blackout period under the Insider Trading Policy, then, in accordance with the 2021 Plan, the settlement of the corresponding shares may be delayed until the next open trading period , whereupon a sell-to-cover transaction or, at the Company’s sole discretion, a “net-exercise” or share repurchase by the Company, shall be executed automatically, pursuant to this Policy and without authorization or discretion of the Participant, sufficient to cover all applicable withholding taxes and charges applicable to such vesting, notwithstanding any provision of the Insider Trading Policy to the contrary. Such sales shall be deemed to constitute transactions intended to comply with a trading plan under Rule 10b5-1(c) of the Securities Exchange Act of 1934. The sale of any shares in excess of such sell-to-cover amount or of shares remaining after a net exercise or share repurchase by the Company, as applicable, will be at the Participant’s discretion and subject to all applicable provisions of the Insider Trading Policy.
Annual Awards of RSUs to Directors
Individual grants of annual awards of RSUs to Directors, in such amounts and on such vesting and other terms and conditions as the Board shall have determined from time to time, shall be approved by the Board at or before the annual meeting of stockholders, or as otherwise determined by the Board. The grant date for such awards shall be the date of such annual meeting of stockholders, or, if such annual meeting of stockholders is not held during an open trading period, the first trading day during the next open trading period.

Annual Bonus Awards Paid in the Form of RSUs
In the event the Company determines to pay annual performance incentive awards in the form of RSUs, including fully vested RSUs and/or RSUs subject to vesting, such determination shall be approved by the Compensation Committee in advance of the grant date of such RSUs. The grant date for such RSUs shall be the first day of the first open trading period following such approval or such later date authorized by the Board or Compensation Committee (including a date selected by an Officer pursuant to such authorization). The sell-to-cover authorization described above shall apply to such awards unless otherwise determined by the Compensation Committee in accordance with its administrative authority under the Plan, or otherwise determined by the CEO pursuant to authority delegated by the Compensation Committee.
Exercise Price
The exercise price of any equity-based award requiring an exercise price shall be no less than the fair market value (defined as the closing price on the grant date, unless otherwise required under the terms of the equity plan under which the award is granted) of the Company’s common stock on the grant date.
Timing of Public Announcements
The Company shall not purposely accelerate or delay the public release of material information in consideration of a pending equity grant in order to allow an award recipient to benefit from a more favorable stock price. The Company recognizes, however, that a release of information by the Company in close proximity to an equity grant could create the appearance of an effort to time the announcement to a recipient’s benefit, even if no such benefit was intended. Accordingly, management shall advise the Compensation Committee whenever it is aware that material non-public information is planned to be released to the public in close proximity to the grant of an equity-based award.
Documentation and Administration
Committee Minutes. Authorization for equity-based awards granted by the Company, whether approved by the Compensation Committee itself or pursuant to authority delegated by the Compensation Committee, shall be reflected in the minutes of the Compensation Committee. The minutes shall include, or incorporate or refer to written materials provided or made available to the Compensation Committee which set forth, the names of award recipients or, as to recipients other than Directors andOfficers or other employees whose compensation is subject to approval by the Board or Compensation Committee, suitable categories or other descriptions that permit the orderly granting of such awards, as well as the number and type of award granted to recipients and applicable vesting terms.
Award Agreements. All equity-based awards shall be evidenced by written award agreements, the form of which shall have been approved by the Compensation Committee.
Amendments/Modifications to Outstanding Awards. Amendments or modifications to outstanding equity-based awards must be approved by the same authority as would be required if such awards, as amended or modified, were being granted for the first time.
Grant Documentation. Recipients of equity-based awards will be notified promptly and the equity-based awards shall be documented and distributed as soon as practicable following the grant date.
Interpretation
The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any interpretation made by the Compensation Committee shall be final, conclusive and binding.
Review of Equity-Based Award Policy
The Compensation Committee shall review this Policy periodically and may recommend any modifications to the Board. The Board will determine any changes to be made to this Policy based on the Compensation Committee’s recommendations.

Training
All individuals involved in the administration of the Company’s equity plans shall undergo periodic training regarding the implementation of this Policy and the material accounting, legal and other issues related to equity-based awards. The training program will be reviewed and implemented by the human resource and legal departments.